BALCOR PENSION INVESTORS-VI
                                 P.O. BOX 7190
                       DEERFIELD, ILLINOIS   60015-7190

                                 June 17, 1996

Dear Investor:

As you know, on May 20, 1996, Walton Street Capital Acquisition Co. II, L.L.C. ("Walton Street") announced an unsolicited offer to purchase up to approximately 33% of the outstanding limited partnership interests ("Units") of Balcor Pension Investors-VI (the "Partnership") at a price of $80 per Unit. In our letter to you dated May 28, 1996, we informed you that we were expressing no opinion and remaining neutral with respect to Walton Street's offer. While our position with respect to the offer has not changed, we wanted to provide you with certain additional information that may be useful to you in evaluating the offer.

On June 3, 1996, the Partnership received a non-binding proposal from Heitman/JMB Advisory Corporation ("Heitman") to purchase all of the Partnership's remaining real properties and the Partnership's one remaining mortgage loan. Inasmuch as this proposal included certain Partnership properties which are already under contract or otherwise committed to third parties (see our May 28 letter as updated pursuant to the discussion later in this letter) and in addition contained terms and conditions which are not acceptable to the Partnership, representatives of the General Partner spoke with representatives of Heitman in an attempt to determine the viability of the Heitman proposal and to request additional information on certain matters, including Heitman's source of capital. On June 6, 1996, the Partnership delivered a non-binding counterproposal to Heitman setting forth the Partnership's asking price for the assets which would be available for sale, and the basic terms and conditions upon which the Partnership would be agreeable to pursuing negotiations. As of this time, Heitman has not responded to this counterproposal and accordingly, the General Partner does not know whether or not the terms and conditions thereof are acceptable to Heitman or whether there will be further negotiations.

It must be kept in mind that even if Heitman and the Partnership proceed with negotiations, the Heitman proposal is contingent on many factors including among others Heitman's satisfactory due diligence review of the Partnership's properties, the negotiation of a mutually acceptable purchase agreement and Heitman's ability to obtain adequate capital to consummate the transaction. Additionally, a sale of all or substantially all of the Partnership's assets will require the approval of the holders of a majority of the outstanding Units. If a contract for the sale of the assets is executed with Heitman, the General Partner will attempt to obtain the necessary investor approval through a proxy solicitation.

As a result of the significant contingencies and conditions stated above, there can be no assurance that a sale to Heitman will ultimately be consummated or if a sale is completed what the final terms will be. In fact there is a very substantial risk that a sale will not be consummated. However, in the event that a sale of the assets is consummated at the price contemplated in the Partnership's counterproposal, the net proceeds from a sale to Heitman which
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would be available for distribution to investors, when added to the available proceeds of the potential sales described in our May 28 letter and Partnership cash reserves, would be materially greater than the amount of the Walton Street offer. Even in the event that the sale to Heitman and the other sales described in our May 28 letter are consummated, there can be no assurance what actual dollar amount of distributions to the limited partners will be achieved.

As stated in our May 28 letter, we indicated that we were marketing the Partnership's remaining residential properties for sale and that we had entered into a letter of intent to sell Shoal Run apartments and a contract to sell Hawthorne Heights apartments. The sale of Hawthorne Heights is scheduled to close before the end of June and the Shoal Run apartments now are under contract to be sold. The previously disclosed prices are unchanged. In addition, we now have approved the sale of Jonathan's Landing apartments. The negotiated price is approximately 14% above the Alex. Brown valuation for the property. If the sale is consummated at the negotiated price, when added to the projected distribution from Shoal Run and Hawthorne Heights, the total distribution would be $21.60 per Unit or approximately 27% of the Walton Street offer and the Partnership will still own thirteen assets. No assurance can be given that a contract will be entered into with respect to the Jonathan's Landing apartments, or what the final distribution will be if the transactions described above are consummated. In addition, we are either currently marketing or will shortly commence marketing for sale four of the Partnership's office buildings. If we are successful with our marketing and sales efforts, the previously communicated liquidation time frame of the Partnership will be accelerated.

Under the terms of Walton Street's offer, as revised, Walton Street cannot, until June 27, 1996, purchase and pay for any Units tendered prior to that time, and you may withdraw Units tendered to Walton Street at any time prior to 5:00 p.m. Eastern Standard Time on June 27, 1996. If you wish to withdraw any Units tendered to Walton Street, you may do so by complying with the withdrawal procedures set forth in Walton Street's offer. Your General Partner will continue to act in the manner it believes to be in the best interests of the limited partners.

Very truly yours,

/s/Thomas E. Meador
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Thomas E. Meador, Chairman
Balcor Mortgage Advisors-VI
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